

August 5, 2010

Mr. Isaac Cohen
Chairman and Chief Executive Officer
Bionovo, Inc.
5858 Horton Street, Suite 400
Emeryville, CA 94608

> **Re:** **Bionovo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A filed April 2, 2010**
> **File No. 001-33498**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Foster Academic and Industry Collaborations, page 4

1. We note your discussion beginning on page 4 of various academic and industry collaborations with third parties. To the extent any of these collaborations have resulted in the in-licensing of intellectual property, please advise us as to the extent to which you considered including this information in your filing and filing the agreements as exhibits. In the event these arrangements are material, please provide draft disclosure to be included in an amended filing revising your disclosure to discuss the material terms of each arrangement, including the term and duration of each and the party's obligations thereunder.

Schedule 14A filed April 2, 2010

General

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 28

Benchmarking of Cash and Equity Compensation, page 28

3. Please provide draft disclosure to be included in an amended filing disclosing the names of the companies included in the peer group used by the Committee in determining compensation for the 2009 fiscal year.

4. We note the following statement at the bottom of page 28: "The Committee intends to retain the services of third-party executive compensation specialists from time to time, as the Committee sees fit, in connection with the establishment of cash and equity compensation and related policies." In the event the Committee retained a compensation specialist to aid in making compensation decisions for the 2009 fiscal year, please provide draft disclosure to be included in an amended filing disclosing the name of the specialist.

5. We note the following statement on page 29: "The judgment is based in part on information provided by benchmarking studies." Please provide draft disclosure to be included in an amended filing disclosing the name of the benchmarking studies evaluated in determining compensation for the 2009 fiscal year.

Annual Incentive Bonus Program, page 29

6. Please provide draft disclosure to be included in an amended filing revising your disclosure to include the following information for the 2009 fiscal year:

- The defined annual corporate goals, including all key financial and operational goals, applicable to each named executive officer and used to determine their annual bonuses and how each goal was weighted, if applicable. To the extent that any of the goals were quantitative, your disclosure should also be quantitative;
- The minimum performance threshold tied to the corporate goals, as well as the target and maximum levels of achievement of each goal, if applicable, established by the Board of Directors;
- The intended relationship between the level of achievement of corporate goals and the amount of bonus to be awarded;
- The evaluation by the Committee of the actual level of achievement by each named executive officer of the corporate goals;

Mr. Isaac Cohen
Bionovo, Inc.
August 5, 2010
Page 3

- The basis for evaluating the individual performance of each named executive officer; and
- Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

2009 Executive Compensation Summary, page 31

7. We note your disclosure in the Non-Equity Incentive Plan columns of the Summary Compensation Table and Grants of Plan-Based Awards Table on pages 31 and 33, respectively. Please provide draft disclosure to be included in an amended filing revising your disclosure, where appropriate, to provide a narrative discussion of each award listed for 2009, including all factors considered by the Committee in making such awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,


Jeffrey P. Riedler
Assistant Director